VIA EDGAR AND FACSIMILE (202) 772-9368

November 6, 2008

Ms. Jill Davis
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Western Goldfields Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
File No. 1-33802

Dear Ms. Davis,

We are pleased to provide you our responses, as Annex A to this letter, to the matters raised in your comment letter of October 28, 2008. We will incorporate additional disclosures in future filings. For ease of reference, the text of your comments has been reproduced, followed by our response.

In connection with responding to the comments of the United States Securities and Exchange Commission (“the Commission”), Western Goldfields Inc. (“the Company” or “Western Goldfields”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments does not preclude the Commission from taking any action with respect to the filing; and,
•	The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have further questions, please address your letter to the undersigned.

Yours truly,

/s/ Brian W. Penny
Mr. Brian W. Penny
Chief Financial Officer

cc:	Mark Wojciechowski
United States Securities and Exchange Commission

Dean Braunsteiner
PricewaterhouseCoopers LLP

Christopher J. Cummings
Shearman & Sterling LLP

ANNEX A

Comment:

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 17 Stock Options and Warrants

Options, Page 17

1.
Your response to comment number six from our letter dated September 15, 2008 states that “All option grants have been made at an exercise price equal to the market price at the grant date; hence, there is no intrinsic value to report for options exercisable or outstanding.” Please note that the term intrinsic value as used in SFAS 123(R) means the amount by which the fair value of the underlying stock exceeds the exercise price of an option. For example, an option with an exercise price of $20 on a stock whose current market price is $25 has an intrinsic value of $5. As such, we re-issue prior comment number six.

Response:

The Company notes the Staff’s re-issued comment. The Company is proposing to include in its future 10-K filings information to address this point. The Company has included below, an example of the information to be included, for the comparative 2007 fiscal year.

The following is a summary of stock option activity for the year ended December 31, 2007:

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Fair Value
Balance January 1, 2007	13,661,250	$0.61
Granted	1,400,000	2.60
Exercised	(1,749,632)	0.65
Expired / Forfeited	(10,000)	0.65
Outstanding at December 31, 2007	13,301,618	0.82	$39,882,132
Exercisable at December, 2007	9,403,291	$0.72	$29,111,056
Weighted average fair value of options as of December 31, 2007				$0.55

Total intrinsic value of options exercised in 2007 - $2,092,642 million.